July 15, 2025

Amos Cohen
Chief Financial Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

       Re: Intercure Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed May 1, 2025
           File No. 001-40614
Dear Amos Cohen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Non-IFRS Financial Measures, page 3

1. We note your use of Adjusted EBITDA, which represents EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Please quantify the components of the adjustment for "other expenses, net" and explain your consideration of Item 10(e) of Regulation S-K in excluding these amounts from your
       Non-IFRS measure. In this regard, based on your reconciliation on page 74, "other expenses, net" appears to represent the most significant adjustment in arriving at
       Adjusted EBITDA.
 July 15, 2025
Page 2
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 74

2. Please tell us your consideration of providing disaggregated revenue disclosure in future filings by brand and/or type of product. In this regard, we refer to your list of branded pharmaceutical-grade products on page 48.
Consolidated Statements of Profit or Loss and Other Comprehensive Income, page
F-5

3. Please explain how your Unrealized changes to fair value adjustments of biological assets of NIS 6.5 million and Loss from fair value changes realized in the current year of NIS 11.8 million were calculated. Please also explain how these amounts correlate to the NIS 1.6 million change in fair value less selling costs as disclosed on page F-29.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences